                                                                  EXHIBIT (a)(6)

To: Eligible Employee
Fr: Avaya Global Stock Plans

     You have received this notice because you have been identified as an Avaya employee currently holding outstanding Avaya stock options, which were converted from Lucent stock options in connection with the spinoff of Avaya. As such, you may be eligible to participate in a one-time stock option exchange program recently approved by the Avaya Board of Directors.

     Under this exchange program you will have the opportunity to exchange certain stock option awards for restricted stock units (RSUs). The number of RSUs you would receive in exchange for each stock option will be based on a formula that relates to the grant price of each option. A specific schedule detailing what options are eligible and the exchange ratio for each option are included in the option exchange offer document attached below. An RSU represents ownership of shares of common stock. Unlike stock options, which require you to purchase the shares of stock at the grant price of the option, RSUs do not require you to exercise or purchase the shares. Instead, when an RSU vests, you own the shares outright, net of any applicable withholding taxes, and you can sell the shares at any time (subject to Avaya's policy on trading in company stock). Should you choose to participate, the RSUs you receive will vest in equal amounts over a three-year period.

     This exchange offer commences on Tuesday, June 26, 2001 and will expire at 11:59 PM, New York time, on July 24, 2001, unless the offer is extended. During this period you will have the opportunity to indicate your acceptance to the terms of the offer by tendering your eligible stock options per the instructions below and in the attached documents. You will also be permitted to change any previously indicated election during the offer period. As of 11:59 PM New York Time on July 24, 2001, however, all elections received by hand-delivery, mail, courier, fax, or registered on the AST web site will be considered final, unless the offer is extended.

     Attached to this message are electronic copies of the following documents:

     1. The AVAYA INC. OFFER TO EXCHANGE OUTSTANDING OPTIONS FOR RSUS -- This document provides detailed information about the offer, including how the number of RSUs you would receive are determined, important tax information related to RSU awards, and questions and answers about the terms and conditions of the offer.

     2. The AVAYA INC. LETTER OF TRANSMITTAL form -- This document should be used to indicate which of your eligible options, if any, you choose to tender under this offer. If you choose to participate in the offer, you must sign and submit this form. Should you choose to register your election online at the AST web site, you will be able to indicate your agreement directly online.

     3. The AVAYA INC. NOTICE OF WITHDRAWAL form -- This document should be used to withdraw a previously filed paper election should you change your mind prior to the end of the election period. If you register your election to exchange your options online at the AST website, you may change your election directly on the AST site without submitting this form.

     4. The AVAYA INC. LTIP FOR MANAGEMENT EMPLOYEES RESTRICTED STOCK UNIT AWARD AGREEMENT form -- This document provides the terms and conditions of the RSU grant you would receive in exchange for your tendered stock options. You must sign and submit this form in order to complete an election via paper to participate in the offer. Should you choose to register your election online at the AST web site, you will be able to indicate your agreement to the terms of the RSU agreement directly online.

     WE STRONGLY SUGGEST YOU READ THESE DOCUMENTS AND DISCUSS YOUR DECISION WHETHER OR NOT TO PARTICIPATE WITH YOUR PERSONAL FINANCIAL ADVISOR PRIOR TO REGISTERING YOUR ELECTION.

     On or about June 29, 2001, you will also receive an email from AST Stock Plan, an Avaya vendor, providing you instructions on how to access their web site where you can alternatively review these documents on-line and register your election to participate. The AST web site will be available beginning on July 2, 2001 through the end of this offer period, and will also allow you to log on to see the number of RSUs you received after the exchange is complete, contingent upon Avaya's acceptance of your election. Non-U.S. participants will also find important country-specific information regarding the potential tax consequences associated with the exchange of stock options for RSUs on the AST web site.

     The AST site was established to administer this program and will provide you a complete list of your eligible stock options. Prior to July 2nd, you can get information about your eligible options from the record keeper responsible for administering your Avaya awards. To find out which record keeper administers your stock options, visit the Global Stock Plans website on the Avaya Associate Information Center (AIC) and click on "Information" and the folder labeled "Global Stock Plans". There you will see a list of the contacts you should use to get information about your stock options.

     Should you choose to exchange your Eligible Stock Options for RSUs, you may indicate your election to participate in two ways:

     - By accessing the AST Stock Plan web site indicated in the email you receive from AST StockPlan mentioned above, and registering your election on-line (beginning at 8:00 AM New York Time on July 2, 2001).

       OR

     - By printing and completing the attached Avaya Inc. Letter of Transmittal and the Avaya Inc. Restricted Stock Unit Award Agreement, signing both and hand-delivering or sending both to us by mail, courier mail or fax according to the instructions on the Offer to Exchange Outstanding Options for RSUs document.

     If you choose to register your election on-line via the AST web site, you will be able to review a list of your Eligible Stock Options, the Exchange Value of those options, and the above-referenced agreements indicating the terms and conditions of the exchange directly on the AST web site. There you will be asked to indicate which stock options, if any, you choose to exchange for RSUs on a grant-by-grant basis.

     Once you have made your elections, you will be able to print a confirmation statement indicating which awards you have chosen to exchange. AST will also send you an email confirming your election once you have completed the process online. You will also be permitted to change elections you previously registered on the AST web site at any time prior to 11:59 PM New York Time on July 24, 2001, unless the offer period is extended.

     If you choose to register your election via hand-delivery, mail, courier or fax, we will confirm our receipt of your election via email. You are required to list the Eligible Stock Options you choose to exchange on the Letter of Transmittal before submitting the form. We suggest you review the list of your Eligible Stock Options on the AST web site to assist you in completing the Letter of Transmittal form. If you decide to change your election after having submitted your Letter of Transmittal, but prior to the end of the offer period, you may do so by submitting a properly completed Notice of Withdrawal form. Your Letter of Transmittal or Notice of Withdrawal must be received according to the instructions indicated by hand-delivery, fax, mail or courier no later than 11:59 PM New York Time July 24, 2001, unless the offer is extended, in order to be effective.

     If you choose not to participate in this offer you do not need to take any action. The terms and conditions of your options will be unchanged and your awards will continue to vest in accordance with the terms of the option.

     Email confirmations of receipt from Avaya and confirmations printed on the AST web site merely confirm that your election to participate has been received by Avaya, and should not be construed as an acceptance of your election to exchange your Eligible Stock Options. Avaya reserves the right to cancel this offer and reject all options tendered for exchange per the terms of the Offer to Exchange.

     If you do not receive an email from AST Stock Plan by June 30, 2001, please contact AST at 1-888-980-6456, or +1-212-659-2200, or send an email to
support@aststockplan.com.

     The documents attached to this message should address most of your questions about this offer. However, if you have questions about your stock options, they should be directed to the record keeper responsible for administering your awards. You can verify which record keeper administers your options by referring to the contact list on the aforementioned Global Stock Plans web site on the Avaya AIC Intranet site. The two record keepers for the Avaya option plans are Salomon Smith Barney (SSB) and Paine Webber (PW). Representatives from SSB and PW can be reached at:

    SALOMON SMITH BARNEY
     1 866 AV SHARE (or 287-4273)
     +1-212-615-7164 (Callers outside the US) www.https://benefitaccess.com (if you've previously registered with SSB for web access to your account)

     PAINE WEBBER
     1-888-584-7268
    +1-860-727-1515 (Callers outside the US)

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